

Mail Stop 3720

January 11, 2017

Stacey W. Goff
General Counsel
CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203

>   **Re: CenturyLink, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 15, 2016**
>   **File No. 333-215121**

Dear Mr. Goff:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Combination, page 48

1.   We note that you discuss the potential tax credits the combined company may acquire from Level 3 as a result of the transaction (in the amount of $9.7 billion). We also note, however, that you do not discuss your current NOLs and the impact the effect that the combination may have on the NOLs that you have accumulated. Consider expanding your disclosures here, or where you deem appropriate, to discuss the consideration you gave to the impact the transaction will have on your NOLs.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Basis of Preliminary Purchase Price Allocation, page 155

2.   We note your disclosure that Level 3 had approximately $9.7 billion of net operating loss carryforwards which can be used to offset future taxable income. You discuss in your Other Risks section that you may not be able to use the NOLs after the combination in the amount you projected. Please tell us how these potential tax benefits are reflected in your preliminary purchase price allocation and the factors you considered when assessing the need for a valuation allowance. Refer to ASC 805-740-25-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Eric S. Robinson
       Wachtell, Lipton, Rosen & Katz